EXHIBIT 99.1

STEALTH BIOTHERAPEUTICS ANNOUNCES PARTIAL EXERCISE AND CLOSING OF OVER-ALLOTMENT OPTION

BOSTON – March 4, 2019 – Stealth BioTherapeutics (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today announced that it has issued an additional 588,232 American Depositary Shares (“ADSs”) at the public offering price of $12.00 per ADS, resulting in additional gross proceeds of approximately $7.1 million, pursuant to the exercise in part of the underwriters’ over-allotment option in connection with Stealth’s previously announced initial public offering of ADSs. After giving effect to the partial exercise of the over-allotment option, the total number of ADSs sold by Stealth in the initial public offering was 7,088,232 ADSs and total gross proceeds, before deducting underwriting discounts and commissions and other offering expenses payable by Stealth, were approximately $85.1 million. Stealth’s ADSs began trading on The Nasdaq Global Market under the ticker symbol “MITO” on February 15, 2019.

Jefferies LLC, Evercore Group L.L.C. and BMO Capital Markets Corp. acted as joint book-running managers for the offering. Nomura Securities International, Inc. acted as the lead manager for the offering.

A registration statement relating to these securities was filed with the Securities and Exchange Commission (SEC) and was declared effective on February 14, 2019. Copies of the registration statement can be accessed by visiting the SEC’s website at www.sec.gov. The offering is being made only by means of a prospectus. A copy of the final prospectus may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, New York, NY 10055, by telephone at 888-474-0200 or by email at ecm.prospectus@evercore.com; or BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, by telephone at 800-414-3627 or by email at bmoprospectus@bmo.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases, collectively known as primary mitochondrial diseases, and are also involved in many common age-related diseases. We believe our lead product candidate, elamipretide, has the potential to treat both rare genetic and common age-related mitochondrial diseases. We are studying elamipretide in the following primary mitochondrial diseases: primary mitochondrial myopathy, Barth syndrome and Leber’s hereditary optic neuropathy. We are also studying elamipretide in dry age-related macular degeneration. Our other pipeline candidates include SBT-20, which we are evaluating for rare peripheral neuropathies, and SBT-272, which we are evaluating for rare neurodegenerative disease indications. We have optimized our discovery platform to identify novel mitochondrial-targeted compounds, which may be nominated as therapeutic product candidates or utilized as scaffolds to deliver other compounds to mitochondria. Our mission is to be the leader in mitochondrial medicine, and we have assembled a highly experienced management team, board of directors and group of scientific advisors to help us achieve this mission.

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Kate Contreras, 617-520-7088

Media@StealthBT.com

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Stern Investor Relations

Rachel Frank, 212-362-1200

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